As filed with the Securities and Exchange Commission on August 30, 2005.

                    SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

 In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                              OF
 File No. 70-10281                                             NOTIFICATION

      Public Utility Holding Company Act of 1935 ("PUHCA" or "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the Act and the Commission's order dated June 23, 2005 in the above docket, HCAR No. 27987 (the "Order"). This certificate reports activity for the calendar quarter ended June 30, 2005.

         Any capitalized terms used herein but not defined herein have the respective meanings given in the Order.

        1. Pursuant to the "EWG/FUCO Projects Limit", Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At June 30, 2005, (a) Cinergy had "consolidated retained earnings" of $1,599 million and therefore a EWG/FUCO Projects Limit of $3,599 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $721 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $2,878 million.

        2. At June 30, 2005, consolidated debt, cumulative preferred stock, and common stock equity comprised approximately 54.0%, 0.6%, and 45.4%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

        3.    At June 30, 2005, Cinergy's market-to-book ratio was 199%.

        4. For the quarter ended June 30, 2005, Cinergy issued $24 million of common stock and had a net increase of $392 million in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. At June 30, 2005, Cinergy's unconsolidated total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $4.01 billion, a net increase of $311 million over Cinergy's unconsolidated total capitalization at September 30, 2004, the benchmark used in the Order, in which the Commission authorized Cinergy to increase its unconsolidated total capitalization by $4 billion. Guarantees issued by Cinergy and outstanding at June 30, 2005 totaled $756 million, leaving remaining Cinergy guarantee authority under the Order of approximately $2.24 billion. Finally, Cinergy affirms that it has met the applicable financing terms and conditions specified in the Order.

        5. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended June 30, 2005, including the aggregate investment by EWG/FUCO Project and growth in retained earnings, along with the year to date June 30, 2005 net income and revenues of Cinergy's EWG/FUCO Projects.



                                 S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 30, 2005

                                                  CINERGY CORP.


                                                  By: /s/George Dwight II
                                                      George Dwight II
                                                      Associate General Counsel